May 9, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:    Mr. Robert F. Telewicz, Jr.

Re:    Boyd Gaming Corporation
Form 10-K for the fiscal year ended December 31, 2015
Filed February 25, 2016
File No. 001-12882

Dear Mr. Telewicz:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2016 with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) filed on February 26, 2016. The numbering of the paragraph below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the fiscal year ended December 31, 2015

Consolidated Statements of Operations, page 57

1.
Please explain to us how you determined it would be appropriate to present two line items on your income statement related to your equity method investment in the Borgata. Cite any relevant accounting literature in your response.

We acknowledge the Staff’s comment and respectfully advise the Staff that, as noted in your letter, we report our pro rata share of the results of operations of Borgata in two line items of our income statement.

We hold a noncontrolling 50% equity interest in and are the managing member of the holding company that owns Borgata, which is a gaming entertainment property located in New Jersey. We believe the operations of Borgata are integral to our business. Although Borgata is jointly controlled by us and our joint venture partner, we are responsible for Borgata’s day-to-day operations, and management of its operations is similar in nature to the management of the operations of our 21 wholly-owned gaming entertainment properties. Further, the operations of Borgata are an extension of our consolidated operations enabling our company to operate a gaming entertainment facility in an additional geographic region of the country. Given that the management of Borgata is similar to our management of our wholly-owned properties and that Borgata is an extension of our consolidated operations, we believe it is appropriate and meaningful to our investors to report the results of our investment in Borgata in two income statement lines captioned “Boyd’s share of Borgata’s operating income” and “Boyd’s share of Borgata’s non-operating items, net.”

We believe this presentation is supported by Rule 5.03 of Regulation S-X, which sets forth the major line items that should be used in income statements. The Rule provides that a line item entitled “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons” should typically be included. The Rule further states:

“If justified by the circumstances, this item may be presented in a different position and a different manner (see Rule 4-01(a)).”

Securities and Exchange Commission
Mr. Robert F. Telewicz, Jr.
May 9, 2016

Rule 4-01(a) states:

“Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in light of the provisions applicable thereto. The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added such further material information as is necessary to make the required statements, in light of the circumstances under which they are made, not misleading.”

We believe that the separate disclosure of the non-operating items for Borgata, which consist primarily of interest expense, loss on early extinguishments of debt and a relatively minor amount of state income taxes, in the non-operating section of our statement of operations provides the users of our financial statements with meaningful information regarding our total costs of borrowing for both wholly owned properties and unconsolidated affiliates. Since our investment in Borgata is a mechanism to invest in a gaming entertainment property (our principle line of business) and an extension of our consolidated operations, we believe reporting the results of our investment in this manner is consistent with the presentation of non-operating items for our consolidated properties and provides information that is meaningful to our investors as they evaluate our overall operating performance. Summarized income statement information for Borgata, providing a similar segregation of its standalone operating results, is presented in the notes to our financial statements.

As explained in Note 3, Deconsolidation of Certain Interests, to our consolidated financial statements in the 2015 Form 10-K, we ceased consolidating Borgata on September 30, 2014. This was the date that a divestiture trust, which had held the interest of MGM Resorts International (“MGM”), our partner in the joint venture, since February 2010, was dissolved and MGM reacquired its interest in Borgata and its substantive participation rights. Our presentation of our equity investment for periods subsequent to the deconsolidation is consistent with our historical reporting for the Borgata investment immediately prior to the placement of MGM’s interest into the divestiture trust. In addition, our reporting for this investment is consistent with how MGM accounts for its equity method investments that it believes are integral to its business. MGM’s reporting of its equity method investments was a topic of discussion in earlier comment letters from and responses to the Commission, including letters dated April 3, 2006, April 17, 2006, April 27, 2009, and May 11, 2009.

* * *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Richard Flaherty, Chairman of the Company’s Audit Committee
Brian A. Larson, Executive Vice President, Secretary and General Counsel
Brandon C. Parris, Morrison & Forrester